SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                           --------------------------

                                 SCHEDULE 14D-1

                                 Amendment No. 1

                       Tender Offer Statement Pursuant to
                Section 14(d)(1) of the Securities Exchange Act)

                               Concord Fabric Inc.
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                            (Name of Subject Company)

                              Concord Merger Corp.
                                 Alvin Weinstein
                                 Joan Weinstein
                                 David Weinstein
                                 Peter Weinstein
                               Jonathan Weinstein
                                   Earl Kramer
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                                    (Bidder)

                      Class A Common Stock, $.50 par value
                      Class B Common Stock, $.50 par value
               ---------------------------------------------------
                         (Title of Class of Securities)

                         Class A Common Stock: 206219206
                         Class B Common Stock: 206219305
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                      (CUSIP Number of Class of Securities)

                            Peter A. Eisenberg, Esq.
                                 Bryan Cave LLP
                                 245 Park Avenue
                               New York, NY 10167
                                 (212) 692-1800
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                  (Name, Address and Telephone Number of Person
                        Authorized to Receive Notices and
                       Communication on Behalf of Bidder)

                            Calculation of Filing Fee

--------------------------------------  ----------------------------------------
            10,495,146.38(1)                         $2099.03
              Transaction                       Amount of Filing Fee
              Valuation(2)
--------------------------------------  ----------------------------------------

[_] Check box if any part offer is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount previously paid:       $2,099.03   Filing party:     Concord Merger Corp.

Form or registration no.:     14D-1       Date filed:       August 5, 1999

----------
(1) The Company has 3,614,215 shares outstanding. 2,281,498 shares are owned by the bidder. Therefore, the fee is based on 1,332,717 multiplied by the merger price of $7.875 per share.

(2) Concord Merger Corp. is amending its Schedule 13D filed on August 4, 1999, by the submission of this Schedule 14D-1.

-------------------                                    -------------------------
CUSIP No. 206219206                  14D-1             Page _____ of _____ Pages
          206219305
-------------------                                    -------------------------

================================================================================
1           NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Concord Merger Corp.
            Alvin Weinstein
            Joan Weinstein
            David Weinstein
            Peter Weinstein
            Jonathan Weinstein
            Earl Kramer

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2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [_]
                                                                        (b) [_]

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3           SEC USE ONLY

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4           SOURCE OF FUNDS*
            BK, SC

5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
            REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)

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6           CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

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7           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,168,699 shares of Class A Common Stock.
            1,112,799 shares of Class B Common Stock.

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8           CHECK BOX IF THE AGGREGATE AMOUNT OF ROW (7) EXCLUDES
            CERTAIN SHARES                                              [_]

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9           PERCENT OF CLASS REREPRESENTED BY AMOUNT IN ROW (7)

            53.9% of Class A Common Stock
            77.0% of Class B Common Stock

--------------------------------------------------------------------------------
10          TYPE OF REPORTING PERSON*

            HC

================================================================================
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!.


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

            This Amendment No. 1 to the Tender Offer Statement on Schedule 14D-1 (the "Statement") relates to the offer by Concord Merger Corp., a Delaware corporation ("Purchaser") whose Shareholders are Alvin Weinstein, Joan Weinstein, David Weinstein, Peter Weinstein, Jonathan Weinstein and Earl Kramer (the "Continuing Shareholders"), to purchase all outstanding shares (the "Shares") of Class A Common Stock, par value $.50 per share, and Class B Common Stock, par value $.50 per share, not already owned by it, of Concord Fabrics Inc., a Delaware corporation (the "Company"), at a price of $7.875 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase, dated August 4, 1999 (the "Offer to Purchase") and in the related Letter of Transmittal (which together constitute the "Offer"), and Purchaser's Supplement to Offer to Purchaser, dated August 31, 1999 (the "Supplement to Offer to Purchase") a copy of which is attached hereto as Exhibit (a)(9).

Item 2. Identity and Background.

            (a)-(d) and (g) This Statement is filed by Purchaser and the Continuing Shareholders. The information concerning the name, state or other place of organization, principal business and address of the principal office of Purchaser, and the information concerning the name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment or occupation is conducted, material occupations, positions, offices or employments during the last five years and citizenship of each of the Continuing Shareholders, other than Jonathan Weinstein and Peter Weinstein, and the other executive officers and directors of Purchaser are set forth in the "Introduction", "The Tender Offer - 7. Certain Information Concerning Purchaser" and Schedule II of the Offer to Purchase and are incorporated herein by reference. Jonathan Weinstein is a citizen of the United States. His address is 2217 11th Avenue East, Seattle, Washington 98102. He is Marketing Manager of E-Commerce for Microsoft Corporation. Peter Weinstein is a citizen of the United States. He resides at 2339 Stone Road, Ann Arbor, Michigan 48105. He recently successfully defended his dissertation in software architecture from the University of Michigan.

            (e) and (f) During the last five years, neither Purchaser nor any of the Continuing Shareholders has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Item 11. Material to Be Filed as Exhibits.

(a)(1) Form of Offer to Purchase for Cash All Outstanding Shares of Class A and Class B Common Stock of Concord Fabrics Inc., at $7.875 net per share by Concord Merger Corp., dated August 4, 1999.**


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

(a)(2)      Form of Letter of Transmittal, dated August 4, 1999.**

(a)(3)      Form of Notice of Guaranteed Delivery, dated August 4, 1999.**

(a)(4) Form of Letter from First Union Capital Markets Corp. to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated August 4, 1999.**

(a)(5) Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to Clients, dated August 4, 1999.**

(a)(6) Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.**

(a)(7)      Press Release issued by the Company on July 29, 1999.**

(a)(8) Form of Supplement to Offer to Purchase for Cash All Outstanding Shares of Class A and Class B Common Stock of Concord Fabrics Inc., at $7.875 Net Per Share by Concord Merger Corp., dated August ___, 1999.

(a)(9)      Form of Letter of Transmittal, dated August 31, 1999.

(a)(10)     Form of Notice of Guaranteed Delivery, dated August 31, 1999.

(a)(11) Form of Letter from First Union Capital Markets Corp. to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated August 31, 1999.

(a)(12) Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to Clients, dated August 31, 1999.

(b)(1) Form of Commitment Letter from the Chase Manhattan Bank to Alvin Weinstein, Joan Weinstein and David Weinstein, dated July 26, 1999.**

(c)(1) Form of Agreement and Plan of Merger, dated as of July 29, 1999, between Purchaser and the Company.**

(d)         None.

(e)         Not applicable.

(f)         None.

** Previously filed as exhibits to the Tender Offer Statement on Schedule 14D-1 filed by Purchaser on August 5, 1999.

                                  EXHIBIT INDEX


Exhibit     Page in Sequential
  No.       Numbering System
-------     ------------------

(a)(1) Form of Offer to Purchase for Cash All Outstanding Shares of Class A and Class B Common Stock of Concord Fabrics Inc., at $7.875 Net Per Share by Concord Merger Corp., dated August 5, 1999.**

(a)(2)      Form of Letter of Transmittal, dated August 4, 1999.**

(a)(3)      Form of Notice of Guaranteed Delivery, dated August 4, 1999.**

(a)(4) Form of Letter from First Union Capital Markets Corp. to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated August 4, 1999.**

(a)(5) Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to Clients, dated August 4, 1999.**

(a)(6) Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.**

(a)(7)      Press Release issued by the Company on July 29, 1999.**

(a)(8) Form of Supplement to Offer to Purchase for Cash All Outstanding Shares of Class A and Class B Common Stock of Concord Fabrics Inc., at $7.875 Net Per Share by Concord Merger Corp., dated August 31, 1999.

(a)(9)      Form of Letter of Transmittal, dated August 31, 1999.

(a)(10)     Form of Notice of Guaranteed Delivery, dated August 31, 1999.

(a)(11) Form of Letter from First Union Capital Markets Corp. to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated August 31, 1999.

(a)(12) Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to Clients, dated August 31, 1999.

** Previously filed as exhibits to the Teder Offer Statement on Schedule 14D-1 filed by Purchaser on August 5, 1999.

(b)(1) Form of Commitment Letter from the Chase Manhattan Bank to Alvin Weinstein, Joan Weinstein and David Weinstein, dated July 26, 1999.**

(c)(1) Form of Agreement and Plan of Merger, dated as of July 29, 1999,between Purchaser and the Company.**

** Previously filed as exhibits to the Teder Offer Statement on Schedule 14D-1 filed by Purchaser on August 5, 1999.

                                    SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



                                                    August 31, 1999
                                                    -------------
                                                        (Date)



                                                    CONCORD MERGER CORP.

                                                    By: /s/ Earl Kramer
                                                        ------------------------
                                                            (Signature)

                                                            President
                                                        ------------------------
                                                            (Name and Title)

                                                        /s/ Alvin Weinstein
                                                        ------------------------
                                                            Alvin Weinstein

                                                        /s/ Joan Weinstein
                                                        ------------------------
                                                            Joan Weinstein

                                                        /s/ David Weinstein
                                                        ------------------------
                                                            David Weinstein

                                                        /s/ Peter Weinstein
                                                        ------------------------
                                                            Peter Weinstein

                                                        /s/ Jonathan Weinstein
                                                        ------------------------
                                                            Jonathan Weinstein

                                                        /s/ Earl Kramer
                                                        ------------------------
                                                            Earl Kramer


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